Request for Acceleration of Effective Date of

Registration Statement of

Oppenheimer Diversified Alternatives Fund

Pursuant to Rule 461 under the Securities Act of 1933, as amended

VIA EDGAR

December 26, 2012

Securities and Exchange Commission

Mail Stop 0-7, Filer Support

6432 General Green Way

Alexandria, Virginia 22312

Re: Oppenheimer Diversified Alternatives Fund

Registration Statement on Form N-1A

File Nos. 333-184384 and 811-22760

To the Securities and Exchange Commission:

Oppenheimer Diversified Alternatives Fund (the “Registrant”) and OppenheimerFunds Distributor, Inc., as general distributor of the Registrant’s shares, hereby request the acceleration of the Registrant’s above-referenced Registration Statement on Form N-1A to 1 p.m. on December 27, 2012, or as soon as practicable thereafter.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Oppenheimer Diversified Alternatives Fund

By: /s/ Arthur S. Gabinet

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Arthur S. Gabinet, Secretary

OppenheimerFunds Distributor, Inc.

By: /s/ Janette Aprilante

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Janette Aprilante, Secretary